RECORD RETENTION AND DESTRUCTION POLICY

1) Purpose

The purpose of this Policy is to ensure that necessary records and documents of are adequately protected and maintained and to ensure that records that are no longer needed by Royalty Beauty Supply or are of no value are discarded at the proper time. This Policy is also for the purpose of aiding employees of Royalty Beauty Suppy in understanding their obligations in retaining electronic documents - including e-mail, Web files, text files, sound and movie files, PDF documents, and all Microsoft Office or other formatted files.

2) Policy

This Policy represents the Royalty Beauty Supply's policy regarding the retention and disposal of records and the retention and disposal of electronic documents.

3) Administration

Attached as Appendix A is a Record Retention Schedule that is approved as the initial maintenance, retention and disposal schedule for physical records of Royalty Beauty Supply and the retention and disposal of electronic documents. The {CEO LaTaja Dingle} (the "Administrator") is the officer in charge of the administration of this Policy and the implementation of processes and procedures to ensure that the Record Retention Schedule is followed. The Administrator is also authorized to: make modifications to the Record Retention Schedule from time to time to ensure that it is in compliance with local, state and federal laws and includes the appropriate document and record categories for Royalty Beauty Supply; monitor local, state and federal laws affecting record retention; annually review the record retention and disposal program; and monitor compliance with this Policy.

4) Suspension of Record Disposal In Event of Litigation or Claims

In the event Royalty Beauty Supply is served with any subpoena or request for documents or any employee becomes aware of a governmental investigation or audit concerning Royalty Beauty Supply or the commencement of any litigation against or concerning Royalty Beauty Supply, such employee shall inform the Administrator and any further disposal of documents shall be suspended until shall time as the Administrator, with the advice of counsel, determines otherwise. The Administrator shall take such steps as is necessary to promptly inform all staff of any suspension in the further disposal of documents.

5) Applicability

This Policy applies to all physical records generated in the course of Royalty Beauty Supply's operation, including both original documents and reproductions. It also applies to the electronic documents described above.

This Policy was approved by the Board of Directors of Royalty Beauty Supply on01/28/2018.

APPENDIX A - RECORD RETENTION SCHEDULE

The Record Retention Schedule is organized as follows:

SECTION TOPIC

A.   Accounting and Finance
B.   Contracts
C.   Corporate Records
D.   Correspondence and Internal Memoranda
E.   Electronic Documents
F.   Grant Records
G.   Insurance Records
H.   Legal Files and Papers
I.   Miscellaneous
J.   Payroll Documents
K.   Pension Documents
L.   Personnel Records
M.   Property Records
N.   Tax Records
O.   Contribution Records
P.   Programs & Services Records
Q.   Fiscal Sponsor Project Records

A.   ACCOUNTING AND FINANCE

Record Type	Retention Period
Accounts Payable ledgers and schedules	7 years
Accounts Receivable ledgers and schedules	7 years
Annual Audit Reports and Financial Statements	Permanent
Annual Audit Records, including work papers and other documents that relate to the audit	7 years after completion of audit
Annual Plans and Budgets	2 years
Bank Statements and Canceled Checks	7 years

Record Type	Retention Period
Employee Expense Reports	7 years
General Ledgers	Permanent
Interim Financial Statements	7 years
Notes Receivable ledgers and schedules	7 years
Investment Records	7 years after sale of investment
Credit card records (documents showing customer credit card number)	2 years

1. Credit card record retention and destruction

    A credit card may be used to pay for the following Royalty Beauty Supply products and services: shampoos, conditioners, relaxers, hairdressings, electrical equipment, salon apparel, accessories, commercial hair, wigs, and styling tools.

    All records showing customer credit card number must be locked in a desk drawer or a file cabinet when not in immediate use by staff.

    If it is determined that information on a document, which contains credit card information, is necessary for retention beyond 2 years, then the credit card number will be cut out of the document.

B.   CONTRACTS

Record Type	Retention Period
Contracts and Related Correspondence (including any proposal that resulted in the contract and all other supportive documentation)	7 years after expiration or termination

C.   CORPORATE RECORDS

Record Type	Retention Period
Corporate Records (minute books, signed minutes of the Board and all committees, corporate seals, articles of incorporation, bylaws, annual corporate reports)	Permanent
Licenses and Permits	Permanent

D.
D.E.

Formatted: Bullets and Numbering

~~D.~~F. CORRESPONDENCE AND INTERNAL MEMORANDA

General Principle: Most correspondence and internal memoranda should be retained for the same period as the document they pertain to or support. For instance, a letter pertaining to a particular contract would be retained as long as the contract (7 years after expiration). It is recommended that records that support a particular project be kept with the project and take on the retention time of that particular project file.

Correspondence or memoranda that do not pertain to documents having a prescribed retention period should generally be discarded sooner. These may be divided into two general categories:

1. Those pertaining to routine matters and having no significant, lasting consequences should be discarded *within two years.* Some examples include:

   - Routine letters and notes that require no acknowledgment or follow-up, such as notes of appreciation, congratulations, letters of transmittal, and plans for meetings.
   - Form letters that require no follow-up.
   - Letters of general inquiry and replies that complete a cycle of correspondence.
   - Letters or complaints requesting specific action that have no further value after changes are made or action taken (such as name or address change).
   - Other letters of inconsequential subject matter or that definitely close correspondence to which no further reference will be necessary.
   - Chronological correspondence files.

   Please note that copies of interoffice correspondence and documents where a copy will be in the originating department file should be read and destroyed, unless that information provides reference to or direction to other documents and must be kept for project traceability.

2. Those pertaining to non-routine matters or having significant lasting consequences should generally be retained permanently.

~~E.~~G. ELECTRONIC DOCUMENTS

Formatted: Bullets and Numbering

1. **Electronic Mail**: Not all email needs to be retained, depending on the subject matter.
   - All e-mail—from internal or external sources—is to be deleted after 12 months.
   - Staff will strive to keep all but an insignificant minority of their e-mail related to business issues.
   - Royalty Beauty Supply will archive e-mail for six months after the staff has deleted it, after which time the e-mail will be permanently deleted.
   - All Royalty Beauty Supply business-related email should be downloaded to a service center or user directory on the server.
   - Staff will not store or transfer Royalty Beauty Supply -related e-mail on non-work-related computers except as necessary or appropriate for Royalty Beauty Supply purposes.
   - Staff will take care not to send confidential/proprietary Royalty Beauty Supply information to outside sources.
   - Staff with more than 500MB in their e-mail account will be unable to send or receive messages until the size of their account is reduced. Staff will be notified by Royalty Beauty Supply as their account size approaches 500 MB.
   - Any e-mail staff deems vital to the performance of their job should be copied to the staff's H: drive folder, and printed and stored in the employee's workspace.

Formatted: Font: Not Bold

Formatted: Font: Not Bold

2. Electronic Documents: including Microsoft Office Suite and PDF files. Retention also depends on the subject matter.
   - **PDF documents** – The length of time that a PDF file should be retained should be based upon the content of the file and the category under the various sections of this policy. The maximum period that a PDF file should be retained is 6 years. PDF files the employee deems vital to the performance of his or her job should be printed and stored in the employee's workspace.
   - **Text/formatted files** - Staff will conduct annual reviews of all text/formatted files (e.g., Microsoft Word documents) and will delete all those they consider unnecessary or outdated. After five years, all text files will be deleted from the network and the staff's desktop/laptop. Text/formatted files the staff deems vital to the performance of their job should be printed and stored in the staff's workspace.

3. **Web Page Files: Internet Cookies**
   - All workstations: Internet Explorer should be scheduled to delete Internet cookies once per month.

Royalty Beauty Supply does not automatically delete electronic files beyond the dates specified in this Policy. It is the responsibility of all staff to adhere to the guidelines specified in this policy.

Each day Royalty Beauty Supply will run a tape backup copy of all electronic files (including email) on Royalty Beauty Supply's servers, as specified in the Royalty Beauty Supply Disaster Recovery Plan. This backup tape is a safeguard to retrieve lost information within a one-year retrieval period should documents on the network experience problems. The tape backup copy is considered a safeguard for the record retention system of Royalty Beauty Supply, but is not considered an official repository of Royalty Beauty Supply records. All monthly and yearly tapes are stored offsite according to Royalty Beauty Supply's Disaster Recovery Policy.

In certain cases a document will be maintained in both paper and electronic form. In such cases the official document will be the electronic document.

~~F.~~H. GRANT RECORDS

Formatted: Bullets and Numbering

Record Type	**Retention Period**
Original grant proposal	7 years after completion of grant period
Grant agreement and subsequent modifications, if applicable	7 years after completion of grant period
All requested IRS/grantee correspondence including determination letters and "no change" in exempt status letters	7 years after completion of grant period
Final grantee reports, both financial and narrative	7 years after completion of grant period
All evidence of returned grant funds	7 years after completion of grant period
All pertinent formal correspondence including opinion letters of counsel	7 years after completion of grant period
Report assessment forms	7 years after completion of grant period

Record Type	Retention Period
Documentation relating to grantee evidence of invoices and matching or challenge grants that would support grantee compliance with the grant agreement	7 years after completion of grant period
Pre-grant inquiry forms and other documentation for expenditure responsibility grants	7 years after completion of grant period
Grantee work product produced with the grant funds	7 years after completion of grant period

~~G.~~I. INSURANCE RECORDS

Formatted: Bullets and Numbering

Record Type	Retention Period
Annual Loss Summaries	10 years
Audits and Adjustments	3 years after final adjustment
Certificates Issued to Royalty Beauty Supply	Permanent
Claims Files (including correspondence, medical records, injury documentation, etc.)	Permanent
Group Insurance Plans - Active Employees	Until Plan is amended or terminated
Group Insurance Plans – Retirees	Permanent or until 6 years after death of last eligible participant
Inspections	3 years
Insurance Policies (including expired policies)	Permanent
Journal Entry Support Data	7 years
Loss Runs	10 years
Releases and Settlements	25 years

F.J. LEGAL FILES AND PAPERS

Record Type	Retention Period
Legal Memoranda and Opinions (including all subject matter files)	7 years after close of matter
Litigation Files	1 year after expiration of appeals or time for filing appeals
Court Orders	Permanent
Requests for Departure from Records Retention Plan	10 years

I.K. MISCELLANEOUS

Formatted: Bullets and Numbering

Record Type	Retention Period
Consultant's Reports	2 years
Material of Historical Value (including pictures, publications)	Permanent
Policy and Procedures Manuals – Original	Current version with revision history
Policy and Procedures Manuals - Copies	Retain current version only
Annual Reports	Permanent

J.L. PAYROLL DOCUMENTS

Formatted: Bullets and Numbering

Record Type	Retention Period
Employee Deduction Authorizations	4 years after termination
Payroll Deductions	Termination + 7 years
W-2 and W-4 Forms	Termination + 7 years
Garnishments, Assignments, Attachments	Termination + 7 years
Labor Distribution Cost Records	7 years
Payroll Registers (gross and net)	7 years
Time Cards/Sheets	2 years

Record Type	Retention Period
Unclaimed Wage Records	6 years

K.M. PENSION DOCUMENTS AND SUPPORTING EMPLOYEE DATA

General Principle: Pension documents and supporting employee data shall be kept in such a manner that Donors Forum can establish at all times whether or not any pension is payable to any person and if so the amount of such pension.

Record Type	Retention Period
Retirement and Pension Records	Permanent

L.N. PERSONNEL RECORDS

Record Type	Retention Period
Commissions/Bonuses/Incentives/Awards	7 years
EEO- I /EEO-2 - Employer Information Reports	2 years after superseded or filing (whichever is longer)
Employee Earnings Records	Separation + 7 years
Employee Handbooks	1 copy kept permanently
Employee Medical Records	Separation + 6 years
Employee Personnel Records (including individual attendance records, application forms, job or status change records, performance evaluations, termination papers, withholding information, garnishments, test results, training and qualification records)	6 years after separation
Employment Contracts – Individual	7 years after separation
Employment Records - Correspondence with Employment Agencies and Advertisements for Job Openings	3 years from date of hiring decision

Formatted: Bullets and Numbering

Formatted: Bullets and Numbering

Record Type	Retention Period
Employment Records - All Non-Hired Applicants (including all applications and resumes - whether solicited or unsolicited, results of post-offer, pre-employment physicals, results of background investigations, if any, related correspondence)	2-4 years (4 years if file contains any correspondence which might be construed as an offer)
Job Descriptions	3 years after superseded
Personnel Count Records	3 years
Forms I-9	3 years after hiring, or 1 year after separation if later

M.O. PROPERTY RECORDS

**Formatted:** Bullets and Numbering

Record Type	Retention Period
Correspondence, Property Deeds, Assessments, Licenses, Rights of Way	Permanent
Original Purchase/Sale/Lease Agreement	Permanent
Property Insurance Policies	Permanent

N.P. TAX RECORDS

**Formatted:** Bullets and Numbering

General Principle: Donors Forum must keep books of account or records as are sufficient to establish amount of gross income, deductions, credits, or other matters required to be shown in any such return.

These documents and records shall be kept for as long as the contents thereof may become material in the administration of federal, state, and local income, franchise, and property tax laws.

Record Type	Retention Period
Tax-Exemption Documents and Related Correspondence	Permanent
IRS Rulings	Permanent
Excise Tax Records	7 years
Payroll Tax Records	7 years
Tax Bills, Receipts, Statements	7 years

Record Type	Retention Period
Tax Returns - Income, Franchise, Property	Permanent
Tax Workpaper Packages - Originals	7 years
Sales/Use Tax Records	7 years
Annual Information Returns - Federal and State	Permanent
IRS or other Government Audit Records	Permanent

O.Q. CONTRIBUTION RECORDS

Formatted: Bullets and Numbering

Record Type	Retention Period
Records of Contributions	Permanent
Royalty Beauty Supply's or other documents evidencing terms of gifts	Permanent

P.R. PROGRAM AND SERVICE RECORDS

Formatted: Bullets and Numbering

Record Type	Retention Period
Quick Books	7 years
Royalty Beauty Supply convenings	Permanent (1 copy only)
Research & Publications	Permanent (1 copy only)

Q.S. FISCAL SPONSOR PROJECT RECORDS

Formatted: Bullets and Numbering

Record Type	Retention Period
Sponsorship agreements	Permanent